January 12, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Liz Packebusch

Loan Lauren Nguyen

Re:	Keyarch Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed January 3, 2022
File No. 333-261500

Ladies and Gentlemen:

On behalf of Keyarch Acquisition Corporation (the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 7, 2022 (the “Comment Letter”), with respect to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-1, as further amended by Amendment No. 2 filed on January 5, 2022 (collectively, the “Amended Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Amended Registration Statement and is publicly filing via EDGAR Amendment No. 3 to the Amended Registration Statement on Form S-1 (“Amendment No. 3”) (the “Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 3.

Amendment No. 1 to Registration Statement on Form S-1 filed January 3, 2022

Cover Page

1.	We note your response to prior comment 1 and the disclosure that your sponsor, Keyarch Global Sponsor Limited, is located in Hong Kong. We further note your disclosure that some of your executive officers and directors may be located in or have significant ties to China. Please revise to also describe the legal and operational risks associated with your sponsor being based in Hong Kong and having a majority of your officers and directors located in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully submits that following the consummation of the initial public offering (the “IPO”), a majority of the directors and officers will be located outside of and without significant ties to China, Hong Kong and Macau. Furthermore, throughout Amendment No. 3 the Company has stated that it will conduct its business combination search to exclude China, Hong Kong and Macau to mitigate the challenges associated with identifying a target company subject to currently promulgated Chinese laws and regulations. Thus, the Company would not be subject to the legal and operational restrictions associated with operating a company based in China, Hong Kong and Macau and would not face the attendant potential impact on the ability to offer or to continue to offer the Company’s securities to investors and cause the value of such securities to significantly decline or be worthless for that reason. Please refer to the chart below that outlines the citizenship and residence of each director and officer:

Name	Title	Description of Citizenship and Residence
Fang Zheng	Chairman of the Board of Directors	Hong Kong resident with a Hong Kong special administrative region passport
Kai Xiong	Chief Executive Officer and Director	U.S. permanent resident with a Hong Kong special administrative region passport residing in the United States and in Hong Kong
Jing Lu	Chief Financial Officer	United States resident with United States passport
Mark Taborsky	Independent Director	United States resident with United States passport
Doug Rothschild	Independent Director	United States resident with United States passport
Mei Han	Independent Director	Singaporean resident with Singaporean passport

The Company respectfully advises the Staff that it has revised the disclosure on pages 4, 5, 108 and 109 to clarify the residence of the directors and officers of the Company.

Furthermore, Keyarch Global Sponsor Limited (the “Sponsor”) is a newly formed Cayman Islands exempted company with limited operations that is based in the United States. The Sponsor’s daily ordinary course operations, including its bank accounts, financial books and records, any tax matters and any investment activities are handled primarily by Jing Lu, its Chief Financial Officer and sole officer who is a United States resident with United States passport. In addition, a majority of the directors of the Sponsor are based in the United States. The Company has revised its disclosure on the cover page to address the Staff’s comment.

2.	We note the disclosure that "some of your executive officers and directors may be located in" or have significant ties to China. Expand your disclosure to clarify whether your officers and/or directors are located in or based in China or Hong Kong and describe the attendant risks.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 4, 5, 108 and 109 to clarify the residence of the directors and officers of the Company. The Company also respectfully directs the Staff to the risk factor on page 57 of Amendment No. 3 titled “Because we are incorporated under the laws of the Cayman Islands and some of our executive officers and directors may be located in or have significant ties to China, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.”

Prospectus Summary, page 1

3.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Also disclose the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 10 and 83 of Amendment No. 3 to address the Staff’s comment. The Company further respectfully submits that it is a Cayman Islands company with no operations or subsidiaries in China (including Hong Kong and Macau). Since the Company expects to conduct a target search outside of China (including Hong Kong and Macau), the Company is not required to obtain permission from any Chinese authorities to operate or to issue the securities being issued in this offering to any investors, including Chinese investors, if any, nor has the Company been contacted by any Chinese authorities in connection with its operations or this offering, and the Company does not expect that permission will be required from the Chinese authorities in the future in connection with its business combination since it will not undertake its initial business combination with any entity that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau).

General

4.	We note your responses to our prior comments 3 and 4, including added disclosure at pages 7, 8, 53, and 54 regarding the Holding Foreign Companies Accountable Act and the Staff’s November 5, 2021 approval of the PCAOB’s Rule 6100. Please additionally revise to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 8 and 54 of Amendment No. 3 to address the Staff’s comment. The Company also respectfully submits that its auditor, UHY LLP (“UHY”), headquartered in New York, NY, is an independent registered public accounting firm with the PCAOB and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect UHY’s working papers. UHY is not headquartered in China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

5.	In your subsequent amendment, please provide an updated auditor's consent. See Item 601(b)(23) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has filed an updated auditor’s consent with Amendment No. 3.

* * *

If you have any questions regarding this letter or further comments, please do not hesitate to contact Karen Dempsey of Orrick, Herrington & Sutcliffe LLP at (415) 773-4140.

Sincerely,

/s/ Karen Dempsey
Karen Dempsey

cc:	Alice Hsu, Orrick, Herrington & Sutcliffe LLP
Jeffrey Gallant, Graubard Miller